ROVR PRODUCTS

The cooler that goes where you go



ROVR
ROVR

rovrproducts.com Denver, CO

Highlights

1. Sold in Dick's Sporting Goods, Home Depot, REI and in over 2,500 total store locations
2. $10m in projected 2026 sales and profitability in 2026 (not guaranteed)
3. 2025 Global Innovation Award Winner for RollR 45 Wheeled Cooler
4. Featured in HGTV, Home & Garden, Gear Junkie, Forbes, Outside Online and More
5. Kokopelli is an award winning paddlesports company leading the packraft category

Featured Investors

Vigeo Investments Follow Invested $1,950,000

Vigeo Investments is a private family office based out of Denver, Colorado. Vigeo holds a diversified portfolio of operating companies, real estate and other private investments. We are seeking to expand our reach through additional operating company inve

Steven Folse, VP of Investments

"To Whom It May Concern,
I am writing to provide a reference for Kelley Smith, CEO of Kokopelli Outdoors, whom we have known in a professional capacity for nearly a decade. Vigeo Investments placed its first investment in Kokopelli in 2019 as a growth-oriented investor and over the years we have had the opportunity to become a meaningful investor in the business. In March 2023, Vigeo led the financing round to fund the acquisition of RovR Products for the company's next leg of growth, and from there on has remained committed to the company as a friendly capital partner and advocate.
It is no secret that the outdoor industry has seen its share of challenges after the initial COVID-19 run-up, including retailers' over-inventoried positions, lowering customer demand for high-ticket goods and, most recent, tariffs. Kelley and his team have repeatedly shown ingenuity and grit in the face of these adverse economic conditions. The company has consistently shown the ability to execute critical initiatives and expand its customer base and take a rational measured approach while also exhibiting a willingness to think outside the box in both product development and marketing. Kelley and the team have successfully executed on supply chain optimization / tariff mitigation through cost structure, new innovative product releases at attractive price points, leading to the company becoming a vendor to some of the largest big box stores in the United States, such as Dick's Sporting Goods and Home Depot (2026).
We believe there is white space in the mid-priced cooler category that emphasizes experience and vibrancy as opposed to the historical fish, hook, and bullet theme that has defined the cooler market these past two decades which, in our view, has become fatigued. We are of the conviction that RovR is positioned to capitalize on this shift and deliver a product that breaks the mold and appeals to a broader target audience.
In closing, I highly recommend Kelley and his team. We are proud to stand behind them and I welcome any conversation should you need further detail on our work together.
Steven Folse, CFA
Managing Partner
Vigeo Investments"

Rio Chato Investments Follow Invested $63,786

Rio Chato Investments partners with entrepreneurs to provide capital, guidance, and expertise to active lifestyle companies. These businesses are run by very passionate individuals who have a clear vision of how to transform their sport of choice, the env

Andrew Luter, Principal

"To Whom It May Concern,
I am writing to provide my strongest recommendation for Kelley Smith, Founder and CEO of Kokopelli Outdoors, whom I have known in a professional capacity for the past eight years as both an investor and advisor. During this time, I have had a front-row seat to his leadership, his integrity, and his exceptional operational discipline.

Kelley is a rare operator who brings equal strength in vision, execution, and team leadership. Over nearly a decade, I've observed him navigate a wide range of complex challenges with clarity and composure, including:

- Global pandemic and supply-chain disruption: Kelley remained resourceful, adaptable, and calm under pressure, keeping the business moving forward despite unprecedented volatility.

- Tariff-driven cost shocks: He effectively restructured and relocated critical parts of the supply chain, renegotiated key vendor relationships, and protected margins during a difficult macro environment.

- Acquisition and integration: Kelley led the integration of a new team and culture into the organization while simultaneously identifying scalable processes and growth opportunities.

- Operational excellence through EOS: He has implemented and managed the business through the Entrepreneurial Operating System (EOS), providing clear strategic direction, accountability, and organizational alignment.

- These accomplishments reflect a disciplined, high-trust operator who consistently delivers on commitments while maintaining a long-term view of value creation.

One of Kelley's most remarkable qualities is his decision-making under pressure. He approaches complex

issues with a calm, methodical, and data-driven mindset. His communication is proactive and transparent, and he consistently takes a solutions-oriented approach that keeps teams and stakeholders aligned. Kelley's leadership style inspires confidence, cultivates trust, and elevates the people around him.
Based on my direct experience, I have complete confidence in Kelley as a steward of capital. I would invest in him again without hesitation. He is among the strongest operators I have worked with and possesses the character, judgment, and discipline required to scale a brand responsibly and sustainably.

Sincerely,
Andrew Luter
Founder
Rio Chato Investments, LLC"

Team



Patrick Smith

President

linkedin.com



Kyle Rajaniemi Director of Marketing

National retail sales and field marketing at industry leading OtterBox & LifeProof brands; Brand Manger, Yeti Cycles; Founder, Crossover Technologies; Hobbyist surfboard shaper, Tiki drink connoisseur, mountain biker, renovation addict; Brand master



Reid Goldstein EVP Sales



Zach Patterson



Nate Etter Director of Sales

Grew EcoVessel from three-person startup to successful acquisition. International Sales Manager at O2C Brands across multiple brands and channels. Retired Denver Post music critic. Pocket drummer, aspiring river rat, men's B league soccer champ.



Emilie Holland Sales Coordinator



Erik Barkeloo Finance Coordinator

Steven Folse SPV Voting Proxy

OWN YOUR FAVORITE OUTDOOR BRAND


ROVR
GOOD VIBES
KOKOPELLI
TO HARD CORE

We're here so you'll actually use your gear

We're building the next generation of outdoor brands across land and water, from wheeled coolers that move with you, to packrafts that unlock remote waterways.

ROVR — Outdoor Mobility


ROVR

KOKOPELLI — Water Access


KOKOPELLI





If you can't get your cooler to where it needs to be easily, then what's the point?

ROVR designs products for real life. We focus on ease of use, durability, and the details that actually matter.

- All-terrain performance with 9" wheels and steel axle
- Modular ecosystem powered by the AnchR system
- Built for sidelines, beaches, camping, and everyday use

Not just a cooler — a mobile basecamp.

For over 14 years, Kokopelli has redefined what's possible in paddle sports.

- Lightweight, packable watercraft
- Expedition-ready durability
- Unlocks remote waterways anywhere

With 13 models spanning mild to wild, Kokopelli makes exploration more accessible.

Not just a boat — freedom to explore.

Outdoor participation continues to reach record levels, with more than 181 million Americans engaging in outdoor recreation in 2024, driving a growing outdoor economy that now exceeds $1.3 trillion annually in the U.S. Beach recreation drives hundreds of millions of annual U.S. visits, creating consistent demand for outdoor gear as consumers trends have shifted toward higher-quality products for outdoor, travel and everyday use. As a result, the global cooler market is projected to grow at approximately 10.8% annually through 2030.

People want to be outside more than ever



TOTAL ADDRESSABLE MARKET
$7B+
CATEGORY EXTENSIONS
TAM: $7B+
SAM: $1.7B
SOM: $300M
$3.5B DRINKWARE
$2.4B COOLERS
$1.2B WAGONS

The company is experiencing rapid, multi-channel scaling, growing from $4.0M revenue in 2024 to more than $10M projected in 2026. In just two years, retail distribution grew from less than 100 retail stores carrying ROVR to more than 2,500 — driven by strong sell-through, award-winning product design, and accelerated wholesale partnerships. This trajectory reflects a transition from a niche outdoor brand to a nationally recognized brand.



DOOR COUNT BY YEAR
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
2023
2024
2025
2026
2027
2028
2029
2030
Actual
Projected

Forward-looking projections cannot be guaranteed.

ACTIVE RETAILERS

Do it Best · West Marine · DICK'S · Loblaws · The Home Depot

OWN YOUR FAVORITE OUTDOOR BRANDS

Beyond this, the opportunity is significantly larger: with a fast-growing outdoor and portable cooler market projected to expand by billions of dollars globally, ROVR is positioned to continue scaling through door expansion, product line growth, and international distribution in order to capture a meaningful share of a multi-billion dollar category.



SALES BY YEAR
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2026 Profitability
1/1/24
1/1/25
1/1/26
1/1/27
1/1/28
Actual
Projected

Forward-looking projections cannot be guaranteed.

Engineering-Led Innovation: 7 Patents Powering a Thoughtfully Designed, Product Ecosystem



Myles Rockwell testing the RollR 45
ROVR Products


ROVR
Watch on YouTube

ROVR — *If you can't get your cooler to where it needs to be easily, then what's the point?*

With ROVR we design products to help you gather and make the most of everyday adventures. We focus on easy-use design, durability, and the kind of details that actually matter in real life. Accessories that hold things....wheels that roll, storage that's functional.


ROVR products are engineered for real-world performance.
With seven granted patents, innovation is built into every detail:
Cooler design
AnchR Pin System
Dual Motogrip Tow Handle
BikR bracket
LandR bin
DeepFreeze Drybin
Drybin set screw
From all-terrain wheels to modular functionality, ROVR is designed to move seamlessly across sand, grass, turf, and

Kokopelli — For 14 years, Kokopelli has been a steadfast fan favorite in the adventure and paddling sports

...by redefining outdoor adventure with the most packable, lightweight and portable watercraft. With 13 different boat options that span the spectrum of what we call, mild-to-wild.

Awards & Recognition


STAR RATINGS
AVG: 4.8 STAR REVIEWS
CUSTOMERS LOVE ROVR
gia global innovation awards
retail excellence
2025 INSPIRED HOME SHOW WINNER
EXCELLENCE IN PRODUCT DESIGN
Outside
OVERALL WINNER.
Forbes
THIS WHEELED COOLER TICKS ALL THE BOXES."
Good Housekeeping
WINNER, BEST COOLER WITH WHEELS
The perfect cooler for an adventurer on the go.
ROVR

Company Awards

- Inc. 5,000 Fastest Growing Company (2022)
- Colorado Companies to Watch
- ISPO Brand New Award – Finalist (2017)

ROVR Awards

- Global Innovation Award (Inspired Home Show, 2025) – ROLR 45 Wheeled Cooler
- Gear of the Year (Men's Journal, 2018) – ROLR 45 Wheeled Cooler
- National Hardware Show Award (2017) – ROLR 45 Wheeled Cooler

---

Kokopelli Awards

- Best in Show (GearJunkie, Outdoor Retailer 2022) – Chasm-Lite Paddleboard
- Paddlesports Product of the Year Finalist (2022) – Chasm-Lite Paddleboard
- Gear of the Year (Men's Journal, 2018) – Rogue-Lite Packraft
- Best Compact Inflatable Raft (Men's Health, 2024) – Rogue-Lite Packraft
- Best in Show (GearJunkie, Outdoor Retailer 2016) – Nirvana Self-Bailing Packraft
- ISPO Brandnew Award (2017) – Nirvana Self-Bailing Packraft
- Most Durable Whitewater Packraft (Treeline Review, 2025) – Nirvana Self-Bailing Packraft
- Editor's Choice (Outdoor Life, 2025) – Nirvana Self-Bailing Packraft
- Best Backpacking Packraft (Treeline Review, 2025) – Hornet-Lite Packraft
- Best Lightweight Packraft (Outdoor Life, 2025) – Hornet-Lite Packraft
- Best Budget Packraft (GearJunkie, 2025) – XPD Packraft

OWN YOUR FAVORITE OUTDOOR BRANDS

Community

It's is at the heart of everything we do. It starts internally in how we support one another as a team, and extends beyond our walls. We actively invest in the places and people that make our lifestyle possible, from participating in river cleanup with the American Packraft Association and Protect Our Rivers, to advocating for responsible public land access and use, and donating time and energy to non-profit partners like the High Fives Foundation. Our community isn't just a value, it's something we live, build, and celebrate every day.


KOKOPELLI

Investment Details

We are raising capital through a Y Combinator SAFE (Simple Agreement for Future Equity), providing a streamlined path to participate in future equity upside.

Total Raise: $3.2 million

Key Terms:

- Post-Money Valuation Cap: $15M
- Discount: 20%
- Structure: Y Combinator SAFE
- Post-Money Valuation Cap


INVESTMENT OVERVIEW
Working Capital 16%
Production Molds FF&E 26%
Additional Hires 18%
Sales & Marketing 40%

How We'll Use the Funds

Sales & Marketing — 40%

- Scaling brand awareness, retail support, and customer acquisition

Production Molds & FF&E — 26%

- Investing in tooling, manufacturing capacity,

and product scalability

Team Expansion — 18%

- Hiring across key functions to support growth and operations

Working Capital — 16%

- Supporting inventory, logistics, and day-to-day operations


Invest in the Future of Outdoor Adventure
Join us in building the next generation of outdoor brands across land and water.


OWN YOUR FAVORITE OUTDOOR BRANDS